

January 24, 2011

Ms. Debby R. Zurzolo
Executive Vice President, Secretary and General Counsel
The Cheesecake Factory Incorporated
26901 Malibu Hills Road
Calabasas Hills, CA 91301

      Re: The Cheesecake Factory Incorporated
               Form 10-K for the Year Ended December 29, 2009
               Filed February 26, 2010
               Definitive Proxy Statement on Schedule 14A
               Filed April 23, 2010
               File No. 000-20574

Dear Ms. Zurzolo:

We have reviewed your responses to the comments in our letter dated December 16, 2010 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Fiscal 2009 Award Program under the 2005 Incentive Plan, page 48

1. We note your response to our prior comment one and we also note that you have provided the targets in your response to our comment letter. Please confirm that you will disclose these targets in your future filings.

2. Additionally, please expand your justification for your belief that disclosure of company-wide targets may be omitted due to the risk of competitive harm. For example, in your revised analysis, please tell us how disclosing the components of your Core G&A plus Indirect Pre-Opening Costs as a Percentage of Sales would provide information to your

competitors regarding "specific infrastructure strategies" and "margin leverage opportunities, and whether those strategies remain in place and/or continue to be effective" and how your competitors could use this information "to hire away key personnel and to identify business development opportunities with respect to which [you] may currently have a competitive advantage." Additionally, please tell us how disclosing the list of publicly-held, casual dining restaurants used to compare the mean of your operating margin would cause you serious competitive harm by disclosing the companies you consider to be your direct competitors to the restaurant industry. For guidance refer to Compliance and Disclosure Interpretation 118.04 of Regulation S-K. Finally, to the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya Bryan at 202-551-3601 or me at 202-551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc (via fax):   Ms. Debby R. Zurzolo
                 (818) 871-8325